[redacted]

CM

13012130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2013

SEC FILE NUMBER
8-47765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWS Investments Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Interrante 212-250-6009
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

EM 3/12/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Interrante, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of DWS Investments Distributors, Inc., as of 12/31/12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Marie S. O'Connor
Notary Public

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

DWS INVESTMENTS DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
DWS Investments Distributors, Inc.:

We have audited the accompanying statement of financial condition of DWS Investments Distributors, Inc. (a wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of DWS Investments Distributors, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

DWS INVESTMENTS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	165,528,053
Administrative service and distribution fees receivable		12,609,849
Commissions receivable		1,548,694
Receivable from affiliates		4,531,542
Deferred tax asset		7,320,359
Property, plant & equipment		14,439
Other assets		1,349,993
Total assets	$	192,902,929
Liabilities and Stockholder's Equity		
Administrative service and distribution fees payable	$	17,613,581
Payable to affiliates		2,553,080
Income tax payable		11,737,953
Accounts payable and accrued expenses		23,101,401
Total liabilities		55,006,015
Stockholder's equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares		1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital		8,178,940
Retained earnings		129,716,964
Total stockholder's equity		137,896,914
Total liabilities and stockholder's equity	$	192,902,929

See accompanying notes to the statement of financial condition.

(1) Organization and Business

DWS Investments Distributors, Inc. (the Company) is a wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). DIMA is a wholly owned subsidiary of Taunus Corporation (Taunus), which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company Claims an exemption from the SEA Rule 15c3-3 computation since it clears all customer securities transactions on fully disclosed basis through Pershing LLC and Folio [SEA Rule 15c3-3(k)(2)(ii)]. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and Class A voting shares.

(d) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) 718, *Stock Compensation.* Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

Company does not expect this update to have a material impact on the Company's statement of financial condition.

(3) Related Party Transactions

The Company is involved in related party transactions with certain of its affiliates.

Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2012, as included in the statement of financial condition:

Assets:		
Receivable from affiliates	$	4,531,542
	$	4,531,542
Liabilities:		
Payable to affiliates	$	2,553,080
Accounts payable and accrued expenses		14,021,568
	$	16,574,648

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities.

The commissions paid for the sale of Class B mutual fund shares are recovered over future periods through the receipt of 12b-1 distribution payments and contingent deferred sales charges. The Company assigned its rights (without recourse) to these future cash flows to DIMA. The Company also assigned its rights (without recourse) to contingent deferred sales charges on the Class C mutual fund shares to DIMA. In return, DIMA agrees to reimburse the Company for the commissions paid on the sale of Class B mutual fund shares. DIMA agrees to reimburse the Company for the commission paid on the sale of Class C mutual fund shares, and for other general and administrative expenses.

(4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012, were as follows:

Deferred tax assets:		
Deferred compensation	$	5,920,359
Pension and post retirement benefits		1,373,000
Other		27,000
Gross deferred tax assets		7,320,359
Valuation allowance		—
Deferred tax assets net of valuation allowances	$	7,320,359

The Company believes it is more likely than not that the results of the future operations will generate sufficient taxable income to realize the net deferred tax assets.

The Company remains subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2004, and the U.S. federal jurisdiction, for years after 2003.

(5) Employee Benefit Plans

Retirement Plans

(a) *Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) *Postretirement Welfare Plan*

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) ***Defined Contribution Plan – Matched Savings Plan***

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1 to 20% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) ***Share-Based Compensation Plans***

The Company participates in various share-based compensation plans of the Bank, including the DB Equity Plan, DB Share Scheme and the Restricted Equity Units Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from one to five years.

The Bank adopted guidance in accordance with ASC Topic 718, *Compensation-Stock Compensation*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2012, the Company was allocated a gain of approximately $0.11 million related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(Continued)

(e) Cash Retention Plan

The company participates in cash retention plans of the Bank, including the DB Restricted Cash Plan and the DB Restricted Incentive Plan. As a rule of the DB Restricted Cash Plan the awards are only paid out to the employee if there is a nonterminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The award consists of three tranches each amounting to one third of the original grant volume. The first two tranches vested in early 2010 and 2011, respectively and were paid out, net of any forfeiture during the course of 2009 and 2010 according to the terms and conditions of the plan. The remaining tranche vested in early 2012. Each tranche is expensed over its vesting period.

The DB Restricted Incentive Plan consists of three tranches each amounting to one third of the grant volume. The tranches vest in early 2012, 2013 and 2014. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of nonachievement of defined targets, breach of policy or financial impairment.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2012, the Company's net capital, alternative net capital requirement, and excess net capital were $110,332,242, $250,000 and $110,082,242, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(7) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the statement of financial condition through February 28, 2013, the date the statement of financial condition was available to be issued.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
DWS Investments Distributors, Inc.:

In planning and performing our audit of the financial statements of DWS Investments Distributors, Inc. (the Company), a wholly owned subsidiary or Deutsche Investment Management Americas, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012